Exhibit 99.1

NEWS

Starfield Resources Provides Exploration Update On Stillwater Project

Toronto, Ontario - November 16, 2009 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) (“Starfield”, “the Company”) is pleased to provide an exploration update on its recently acquired Stillwater Project, located 129 km west-southwest of Billings, Montana.

Starfield’s Stillwater Project consists of 45 patented lode mining claims and 763 unpatented lode mining claims, and abuts the high grade Stillwater platinum (Pt)-palladium (Pd) mine of Stillwater Mining Company (“Stillwater Mining”).  This highly prospective land position was formed by Nevoro Inc.’s (“Nevoro”) acquisition of Beartooth Platinum Corporation (“Beartooth”) claims and Starfield’s subsequent acquisition of Nevoro.

As previously reported, Starfield’s Stillwater Project overlies a significant part of the exposed Stillwater Complex, which is a large differentiated, mafic-ultramafic layered intrusive that is analogous in terms of lithologies and mineralization to the Bushveld Igneous Complex in South Africa and the Noril’sk/Talnakh deposit in Russia.  Like these prolifically mineralized intrusive complexes, and as evidenced by the adjacent Stillwater Pt-Pd Mine, as well as previous exploration results on the project, Starfield believes its large land position covers several excellent platinum group metal (PGM), copper-nickel-cobalt (Cu-Ni-Co) and chrome (Cr) exploration targets.

Three general targets present on Starfield’s Stillwater Project are of particular interest with respect to the exploration of PGM mineralization.  These include the “A” and “B” chromitites located near the base of the Ultramafic Series, the Volatile Enriched Zone (VEZ) located at the top of the Ultramafic Series and the potentially strongly mineralized discordant dunite bodies cutting the Ultramafic Series.  The VEZ target lies a few hundred feet west of and down section of the JM Reef, which is a PGM-bearing complex that is currently being exploited by Stillwater Mining.  (A schematic of Starfield’s claims in the Stillwater district is available on the Company’s website.)

“Now that Starfield has the consolidated information from the Nevoro and Beartooth claim blocks in the Stillwater District, it has become clear that we have a number of exciting exploration targets, especially in the VEZ zone,” said André Douchane, President and CEO.  “We will spend the winter months working through the available data, so that we can make the best use of our exploration dollars next year.”

As a result of being able to review this extensive database, it is now apparent that the VEZ target is not just a localized area of strongly elevated PGM mineralization.  In fact, an airborne survey flown by Fugro Airborne Surveys on behalf of Beartooth indicated that the VEZ target is a laterally extensive, sulphide bearing horizon that is analogous to and sub-parallel to the JM Reef.  The airborne survey clearly indicated that the VEZ target is approximately 12 km (7.5 mi) in length, and that most of the VEZ horizon occurs on claims that are now controlled by Starfield.

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The Fugro Airborne Survey also identified a strong conductor on a segment of the VEZ located on Starfield’s claims.  Previous sampling on this segment reportedly averaged 0.13 ounces per ton (4.45 g/t) Pt and 0.32 ounces per ton (10.96 g/t) Pd over a width of 7.6 metres (25 feet).

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company.  The Company’s primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Starfield has funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides on the property.

Starfield also holds the Stillwater nickel-copper-cobalt-PGM-chromite project in Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and a portfolio of eight gold properties in Nevada.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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